RWE

File No. 82-4018

Notice Published by RWE AG, Essen, in Accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

Essen, 26 November 2003

RWE's Forecast for 2003 Remains Unchanged
Despite One-Off Charges for Realignment of Heidelberger Druckmaschinen

Heidelberger Druckmaschinen AG (HDM), a 50 percent subsidiary of RWE AG, reported today that HDM would take a Euro 400 million realignment charge. The charge consists of restructuring costs and, more important, expenses associated with changes planned for the Web Systems and Digital Divisions.

Taking into account RWEs 50 percent share in HDM, RWE will carry 50 percent of the cost on its books with an effect on net income for the 2003 fiscal year. However, this effect will be offset by several items, including book gains on disposals - primarily related to the reduction of RWEs stake in the US-based hard coal and gas company Consol Energy. Therefore, RWE reaffirms the Groups earnings forecast for 2003 fiscal year it issued on November 13, 2003. Net income after goodwill amortization is still expected to decline by no more than 20 percent compared with the previous year (Euro 1,050 million). Before goodwill amortization, net income is anticipated to be slightly up year-on-year (Euro 1,830 million).

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